September 4, 2009

Via Facsimile and U.S. Mail

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Mail Stop 4720

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Prudential Annuities Life Assurance Corporation
Form 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009

File No. 033-44202

Dear Mr. Rosenberg:

On behalf of the above-captioned registrant (the “Company”), enclosed for your information and review are copies of Amendment No. 1 to the Company’s Quarterly Reports on Form 10-Q/A for the quarter ended March 31, 2009, and the quarter ended June 30, 2009 including exhibits (the “Amended 10-Q”), which were filed in electronic format today with the Securities and Exchange Commission (the “Commission”). The Amended 10-Qs reflect the Company’s response to comments of the staff of the Commission set forth in your letter dated August 26, 2009.

This letter is submitted supplementally to respond to the staff’s comment. The staff’s comment is set forth below and is followed by the Company’s response.

STAFF COMMENTS FOLLOWED BY COMPANY RESPONSES

Comment:

Exhibits 31: Please revise your certifications to include the references to internal control over financial reporting required by Items 4. And 4(b) in Item 601 (31) of Regulation S-K.

Response:

The certifications attached to the Amended 10-Qs have been revised to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(31) of Regulation S-K.

* * * * * * * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments regarding the above responses or the Amended 10-Q should be directed to Mark Sieb at (973)802-3549.

Thank you for your attention to this correspondence.

Very truly yours,

/s/ Kenneth Tanji
Kenneth Tanji
Chief Financial Officer and Director